FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                01 February, 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Blocklisting Interim Review
2. Total Voting Rights




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  01 February 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Blocklisting Interim Review
2.                          Total Voting Rights




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Exhibit No. 1


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company


British Airways Plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:     From: 1 July 2006 to 31 December 2006



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

16,033,131
5. Number of shares issued/allotted
   under scheme during period


14,271,030

6. Balance under scheme not yet issued/allotted at end of period

1,762,101


7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

A/4144/1995

20,000,000 - (0-129-057)(GB0001290575) - 2006


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,149,965,242


Contact for queries:


Name: Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB


Telephone: 020 8738 5119






                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


Name of company

British Airways Plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return:     From 1 July 2006 to 31 December 2006


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

4,823,101

5. Number of shares issued/allotted
   under scheme during period

nil

6. Balance under scheme not yet issued/allotted at end of period

4,823,101

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

22,000,000 ordinary shares 15.10.93

22,000,000 ordinary shares 8.7.98

5,000,000 ordinary shares 4.9.99


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,149,965,242


Contact for queries:


Name: Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB


Telephone: 020 8738 5119






                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company

British Airways Plc

2. Name of scheme

Conversion of 9.75 per cent Convertible Capital Bonds 2005 into ordinary shares

3. Period of return:     From 1 July 2006 to 31 December 2006



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

796,574
5. Number of shares issued/allotted
   under scheme during period

Nil

6. Balance under scheme not yet issued/allotted at end of period

796,574

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

40,000,000 shares listed 2.8.96

32,386,086 shares listed 27.6.97

10,200,000 shares listed 26.6.98

10,000,000 shares listed 21.6.99

40,000,000 shares listed 11.5.05


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,149,965,242


Contact for queries:
Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB


Telephone: 020 8738 5119

Exhibit No. 2



British Airways Plc - Voting Rights and Capital



In conformity with the Transparency Directive's transitional provision 6, British Airways Plc ("BA") gives notice that its capital consists of
1,150,552,922 ordinary 25p shares with voting rights.   As BA does not hold any
ordinary shares in Treasury its total number of voting rights equals its capital.



The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BA under the FSA's Disclosure and Transparency Rules.





Alan Buchanan

Company Secretary

19 January 2007